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                             May 2, 2022

       Osman Ahmed
       Chief Executive Officer
       Founder SPAC
       11752 Lake Potomac Drive
       Potomac, MD, 20854

                                                        Re: Founder SPAC
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 8, 2022
                                                            File No. 333-262465

       Dear Mr. Ahmed:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 3, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Risk Factors
       New Rubicon may redeem your unexpired warrants prior..., page 59

   1. We note your response to prior comment 8. Please clarify whether recent common stock trading prices exceed
the threshold that would allow the company to redeem
                                                        Domestication Public
Warrants. Clearly explain the steps, if any, the company will take to notify all
shareholders, including beneficial owners, regarding when the warrants become eligible for
redemption.
 Osman Ahmed
FirstName  LastNameOsman Ahmed
Founder SPAC
Comapany
May  2, 2022NameFounder SPAC
May 2,
Page 2 2022 Page 2
FirstName LastName
Unaudited Pro Forma Condensed Balance Sheet, page 125

2. We note your response to prior comment 18. You use the same language to explain adjustments (l) and (dd) yet the amounts of the income statement and balance sheet adjustments differ. As previously requested, please revise to provide a more fulsome explanation of how the amounts of the adjustments were calculated. For example, if the differences are due to taxes, please clarify that in your footnote disclosures accordingly.
Unaudited Pro Forma Condensed Combined Statement of Operations, page 126

3.       Provide a header on page 126.
Information about Rubicon, page 151

4. We note your response to prior comment 20. To provide context to your statements about your governmental customers, please disclose the percentage of your revenues that are generated by sales to government entities for the periods presented. Key Metrics and Non-GAAP Financial Measures, page 173

5. We note your responses to prior comments 25 and 26. It appears that 14% of your revenue for the year ended December 31, 2021 was derived from the sale of recyclable commodities which are recognized at a point in time. Additionally, we note that your recyclable commodity revenue is influenced by fluctuations in prices of the recyclable commodities and that the average price of OCC increased by nearly 92% during 2021. It is unclear how annualizing revenue from the sale of recycling commodities accurately depicts recurring revenue. Furthermore, considering that you calculated ARR based upon annualized contract value and not actual annualized GAAP revenue, please further revise your disclosure to more fully describe the differences between how ARR is calculated compared to how revenue is calculated in accordance with GAAP (particularly for recycling commodities revenue). Alternatively, please revise the name of your metric to remove the reference to recurring revenue. Please make similar revisions to your disclosures regarding annualized recurring net revenue.
Net revenue and net revenue margin, page 173

6. We note your response to prior comment 27. There is no indication in the answer to
         Question 100.04 of Compliance and Disclosure Interpretations on Non-GAAP Financial
         Measures that a non-GAAP measure can only been deemed to violate Rule 100(b) of
         Regulation G if it accelerates revenue. We continue to believe that your calculation of net revenue substitutes an individually tailored revenue recognition for GAAP revenue. You indicate that the Non-GAAP net revenue measure provides investors with a more complete picture of the portion of revenue that the Company can use to invest in its operations and liquidity. However, the measure could be confused for GAAP revenues net of discounts, for example, and therefore, could be considered misleading.
 Osman Ahmed
Founder SPAC
May 2, 2022
Page 3
         Furthermore, the measure only removes marketplace vendor costs and does not address the other expenses incurred in generating total GAAP revenue. It is unclear why your presentation of GAAP service revenues, GAAP recyclable commodity revenues, GAAP cost of services and GAAP cost of recyclable commodity revenues on the fact of your
         Statement of Operations wouldn't achieve the same objective. Please advise or revise your filing accordingly.
7. Clarify in the reconciliation on page 174 if the marketplace vendor costs is a GAAP or non-GAAP amount.
Annualized recurring net revenue, page 174

8. We note your response to comment 28. Please further clarify how you calculate the associated annualized marketplace vendor costs. If true, disclose that you forecast annualized marketplace vendor costs using the same assumptions utilized in your calculations of annualized recurring revenue. Also, quantify in your disclosure the total amount of forecasted annualized marketplace vendor costs.
9. We note net revenue margins of 8% in 2021 and 7.8% in 2020. With a view towards clarifying disclosure, explain to us why annualized recurring net revenue in 2021 exceeds 8% of annualized recurring revenue (ARR). Also, discuss in MD&A if there is a trend of improving net revenue margins.
Adjusted EBITDA, page 174

10. We note your response to prior comment 30. Where you have disclosed adjusted
         EBITDA as a percentage of total revenue and net revenue margin, please also revise to disclose the most comparable financial GAAP measures. Please refer to footnote 27 of
         SEC Final Rule Release 33-8176, Conditions for Use of Non-GAAP
Measures.
Audited Financial Statements for Rubicon Technologies, LLC
Note 1 - Nature of Operations and Summary of Significant Accounting Policies Cost of Revenue, exclusive of amortization and depreciation, page F-27

11. We note your response to prior comment 22. Please clarify if you use third-party haulers
FirstName LastNameOsman Ahmed
       to collect both waste related to service revenue and recyclable materials that you purchase
Comapany
       fromNameFounder
             your customers.SPAC
                               If so, please revise to clarify how you allocate
third-party hauler
       costs to cost
May 2, 2022 Page 3   of recyclable commodity revenues.
FirstName LastName
 Osman Ahmed
FirstName  LastNameOsman Ahmed
Founder SPAC
Comapany
May  2, 2022NameFounder SPAC
May 2,
Page 4 2022 Page 4
FirstName LastName
        You may contact Lisa Etheredge, Senior Staff Accountant, at (202) 551-3424 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Priscilla Dao, Staff
Attorney, at (202) 551-5997 or Jeff Kauten, Staff Attorney, at (202) 551-3447 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      James R. Brown